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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9
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      SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                  - - - - - -

                               (AMENDMENT NO. 1)

                        SHELTER COMPONENTS CORPORATION
                           (Name of Subject Company)

                        SHELTER COMPONENTS CORPORATION
                     (Name of Person(s) Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   82283500
                     (CUSIP Number of Class of Securities)

                              LARRY D. RENBARGER
                            CHIEF EXECUTIVE OFFICER
                        SHELTER COMPONENTS CORPORATION
                               2831 DEXTER DRIVE
                            ELKHART, INDIANA 46514
                                (219) 262-1514

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNCATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

HERBERT S. WANDER, ESQ.                       STEVEN A. SALZER, ESQ.
KATTEN MUCHIN & ZAVIS                         VICE PRESIDENT AND GENERAL COUNSEL
525 WEST MONROE, SUITE 1600                   SHELTER COMPONENTS CORPORATION
CHICAGO, ILLINOIS 60661                       2831 DEXTER DRIVE
(312) 902-5200                                ELKHART, INDIANA 46514
                                              (219) 262-1514

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  This Amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Statement") filed by Shelter Components Corporation (the "Company"), on October 29, 1997. Unless otherwise indicated, capitalized terms used herein have the same meanings as set forth in the originally filed Statement.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

 Item 5 is hereby supplemented and amended as follows:

  Compensation. Pursuant to an engagement letter agreement dated September 22, 1997, and as amended November 13, 1997, by and between the Company and SBC Warburg Dillon Read Inc., the Company paid to SBC Warburg Dillon Read Inc. a retainer fee of $100,000. Upon SBC Warburg Dillon Read Inc.'s, rendering of its fairness opinion at the October 21, 1997 meeting of the Company's Board of Directors, the Company paid to SBC Warburg Dillon Read Inc. an additional $400,000. Such payment was required to be made regardless of the conclusions reached by SBC Warburg Dillon Read Inc. in such opinion. During the term and for a period of twelve months following any termination of this engagement, the Company is obligated to pay SBC Warburg Dillon Read Inc. an additional fee if the Company completes a transaction (i) with Kevco at a price other than $17.50 per share; or (ii) with an entity other than Kevco, so long as the Company or SBC Warburg Dillon Read Inc. had contact with such entity during the term of the engagement. Such fee would amount to one percent of the aggregate amount of the consideration paid to the Company or its shareholders, plus the aggregate amount of indebtedness assumed, in connection with such a transaction; provided, however, that the total amount paid pursuant to such fee would not exceed $1,000,000 and that the amounts previously paid to SBC Warburg Dillon Read Inc. by the Company as described above would be deducted from such fee.

  SBC Warburg Dillon Read Inc. also is entitled to twenty-percent of any walk-away, break-up, topping, or termination fee and/or similar compensation paid to the Company; provided, however, that the total amount paid pursuant to such fee would not exceed $750,000 and that any amounts previously paid by the Company to SBC Warburg Dillon Read Inc. as described above would be deducted from such fee. The Company is required to reimburse SBC Warburg Dillon Read Inc. for its reasonable out-of-pocket expenses, including fees and disbursements of counsel. In addition, the Company agreed to indemnify SBC Warburg Dillon Read Inc., its affiliates and their respective directors, officers, employees, and agents and controlling persons against certain liabilities relating to or arising out of its engagement, including liabilities under the federal securities laws.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

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                                   SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     SHELTER COMPONENTS CORPORATION

                                     By: /s/ Steven A. Salzer
                                         -------------------------------------
                                     Name: Steven A. Salzer
                                     Title: Vice President and General Counsel



DATED:  November 19, 1997

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